

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 9, 2016

Li Wu
Chief Financial Officer
Kingtone Wirelessinfo Solution Holding Ltd
3rd Floor, Borough A, Block A. No 181, South Taibei Road
XI'an Shanxi Province
People's Republic of China 710065

> **Re:** **Kingtone Wirelessinfo Solution Holding Ltd**
> **Form 20-F for the Fiscal Year Ended September 30, 2015**
> **Filed January 20, 2016**
> **File No. 001-34738**

Dear Ms. Wu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services